Exhibit 99.1

Strong SFR Fundamentals Drive Tricon's Q3 2022 Results

TORONTO--(BUSINESS WIRE)--November 8, 2022--Tricon Residential Inc. (NYSE: TCN, TSX: TCN) ("Tricon" or the "Company"), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, announced today its consolidated financial results for the three and nine months ended September 30, 2022.

All financial information is presented in U.S. dollars unless otherwise indicated.

The Company reported strong operational and financial results in the third quarter, including the following highlights:

  Net income from continuing operations increased by 3% year-over-year to $178.8 million compared to $174.3 million in Q3 2021; basic and diluted earnings per share from continuing operations were $0.65 and $0.49, respectively;
  Core FFO of $46.4 million increased by 21.7% year-over-year and Core FFO per share of $0.15 increased by 7.1%, reflecting growth in the single-family rental home business and strong operating performance, partially offset by an 18% increase in weighted average diluted shares outstanding stemming largely from Tricon's U.S. public offering in October 2021;1
  Same home Net Operating Income ("NOI") for the single-family rental portfolio in Q3 grew by 10.2% year-over-year and same home NOI margin increased by 1.5% to a record 68.5%. Same home occupancy increased by 0.3% year-over-year to 97.9%, same home turnover remained at a low rate of 18.6% and blended rent growth was 8.4% (comprised of new lease rent growth of 16.3% and renewal rent growth of 6.6%);
  The single-family rental portfolio expanded by 5.5% during the quarter (29.7% year-over-year) through the organic acquisition of 1,988 homes at an average price of $352,000 per home (including closing and up-front renovation costs) for a total acquisition cost of $700 million, of which Tricon's proportionate share was $213 million;
  Positive trends continued into the fourth quarter, with same home rent growth of 7.6% in October 2022, including 13.0% growth on new leases and 6.8% growth on renewals, while same home occupancy was stable at 98.2% and same home turnover remained low at 16.4%. Given significantly higher financing costs, Tricon has elected to reduce its pace of acquisitions further and expects to acquire approximately 850 homes in Q4 and 7,300 homes for the full year;
  On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio, generating approximately $315 million of gross proceeds, including approximately $100 million of performance fees;
  On October 13, 2022, the Company announced that the Toronto Stock Exchange ("TSX") had approved its notice of intention to make a normal course issuer bid to repurchase up to 2,500,000 of its common shares trading on the TSX, the New York Stock Exchange and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023; and
  On October 20, 2022, the Company announced an industry-leading Bill of Rights for residents, the first of its kind among single-family rental housing providers in the United States. This measure underscores Tricon’s resident-first approach and highlights the Company’s mission to support the well-being of Tricon residents. The Tricon Resident Bill of Rights outlines the Company’s commitment to providing quality, move-in-ready homes with caring and reliable service.

“Tricon delivered another strong quarter of results, underscoring the resilience of the single-family rental business in a much higher rate environment where it’s never been more compelling to rent versus own a home,” said Gary Berman, President and CEO of Tricon. “The fundamentals of our SFR business are rock solid and that was on display again in the quarter with total proportionate and same home NOI increasing by 26.0% and 10.2%, respectively. Notwithstanding our conviction in the business fundamentals, we have made the decision to slow SFR acquisitions given the dislocation in the debt capital markets and meaningfully higher borrowing costs. We intend to reduce our acquisition volume from nearly 2,000 homes in Q3 to 850 homes in Q4 2022 and conserve capital for better investment opportunities ahead. The sale of our 20% interest in our U.S. multi-family portfolio has given us additional liquidity to accelerate acquisitions when the capital markets stabilize, and in the interim, to buy back stock while also simplifying our operations. I want to commend our team for the superb execution of this sale transaction in a very choppy market. Our success as a public company has been built around our ability to tackle challenging environments and proactively manage business cycles – we remain confident that today’s uncertainty will ultimately give way to rewarding opportunities for those with the patience and capital to wait.”

Financial Highlights

For the periods ended September 30	Three months		Nine months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2022	2021	2022	2021

Financial highlights on a consolidated basis
Net income from continuing operations, including:	$178,786	$174,347	$723,491	$348,918
Fair value gain on rental properties	107,166	362,285	802,573	728,899

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.65	0.80	2.63	1.70
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.49	0.80	1.87	1.69

Net (loss) income from discontinued operations	(2,335)	27,539	33,277	(26,368)
Basic (loss) earnings per share attributable to shareholders of Tricon from discontinued operations	(0.01)	0.13	0.12	(0.13)
Diluted (loss) earnings per share attributable to shareholders of Tricon from discontinued operations	(0.01)	0.12	0.11	(0.13)

Dividends per share(1)	$0.058	$0.055	$0.174	$0.167

Weighted average shares outstanding - basic	274,710,065	215,546,550	274,474,675	203,272,703
Weighted average shares outstanding - diluted	311,910,445	217,768,873	312,023,897	205,305,513

For the periods ended September 30	Three months		Nine months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2022	2021	2022	2021

Non-IFRS(2) measures on a proportionate basis
Core funds from operations ("Core FFO")	$46,403	$38,143	$140,447	$106,391
Adjusted funds from operations ("AFFO")	35,182	31,003	109,570	85,046

Core FFO per share(3)	0.15	0.14	0.45	0.42
AFFO per share(3)	0.11	0.12	0.35	0.33

(1) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.

(2) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

(3) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed exchange of preferred units issued by Tricon PIPE LLC, which were 311,910,445 and 312,023,897 for the three and nine months ended September 30, 2022 and 264,874,216, and 255,505,229 for the three and nine months ended September 30, 2021, respectively.

Net income from continuing operations in the third quarter of 2022 was $178.8 million compared to $174.3 million in the third quarter of 2021, and included:

  Revenue from single-family rental properties of $170.8 million compared to $115.1 million in the third quarter of 2021, largely as a result of a 29.7% expansion in the single-family rental portfolio to 35,262 homes and an 11.4% year-over-year increase in average effective monthly rent (from $1,539 to $1,714).
  Direct operating expenses of $54.5 million compared to $39.4 million in the third quarter of 2021, driven primarily by the increase in size of the rental portfolio, higher property tax expenses associated with increasing property values, as well as general cost and labor market inflationary pressures.
  Revenue from private funds and advisory services of $112.5 million, which increased significantly from $11.0 million in the third quarter of 2021, primarily driven by the accrual of performance fees earned from the sale of Tricon's remaining 20% equity interests in the U.S. multi-family rental portfolio following quarter-end.
  Fair value gain on rental properties of $107.2 million compared to $362.3 million in the third quarter of 2021, owing to a year-over-year appreciation of home values within the single-family rental portfolio, albeit at a decelerated rate given the current climate of rising mortgage rates and greater economic uncertainty.

Net income from continuing operations for the nine months ended September 30, 2022 was $723.5 million compared to $348.9 million for the period ended September 30, 2021, and included:

  Revenue from single-family rental properties of $464.7 million and direct operating expenses of $150.7 million compared to $321.5 million and $108.9 million in the prior year, respectively, which translated to a net operating income ("NOI") increase of $101.4 million, attributable to the expansion of the single-family rental portfolio as well as strong rent growth.
  Revenue from private funds and advisory services of $145.3 million compared to $33.0 million in the prior year, for the reason discussed above.
  Fair value gain on rental properties of $802.6 million compared to $728.9 million in the prior year as a result of very strong home price appreciation experienced in the first half of the year.

Core funds from operations ("Core FFO") for the third quarter of 2022 was $46.4 million, an increase of $8.3 million or 22% compared to $38.1 million in the third quarter of 2021. This increase in Core FFO reflects NOI growth from the single-family rental business, as discussed above, but excludes performance fees from the sale of the U.S. multi-family rental portfolio as the cash was received subsequent to quarter-end. Core FFO increased by $34.1 million or 32% to $140.4 million for the nine months ended September 30, 2022 compared to $106.4 million in the prior period. This increase in Core FFO reflects NOI growth from the single-family rental business and higher income earned by the Company's Private Funds and Advisory business emanating from new Investment Vehicles, including the property management fees generated by the U.S. multi-family rental portfolio (which, along with asset management fees, will no longer be earned following the divestiture of Tricon's interest in the portfolio and its exit from the U.S. multi-family rental business).

Adjusted funds from operations ("AFFO") for the three and nine months ended September 30, 2022 was $35.2 million and $109.6 million, respectively, an increase of $4.2 million (13%) and $24.5 million (29%) from the same periods in the prior year. This growth in AFFO was driven by the increase in Core FFO discussed above, partially offset by higher recurring capital expenditures associated with a larger single-family rental portfolio and inflationary cost pressures for both materials and labor.

Single-Family Rental Operating Highlights

The measures presented in the table below and throughout this press release are on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests, unless otherwise stated. A list of these measures, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6 of Tricon's MD&A.

For the periods ended September 30	Three months		Nine months
(in thousands of U.S. dollars, except percentages and homes)	2022	2021	2022	2021

Total rental homes managed			35,545	27,248
Total proportionate net operating income (NOI)(1)	$71,321	$56,617	$201,799	$162,301
Total proportionate net operating income (NOI) growth(1)	26.0%	12.8%	24.3%	10.4%
Same home net operating income (NOI) margin(1)	68.5%	67.0%	68.2%	67.1%
Same home net operating income (NOI) growth(1)	10.2%	N/A	10.7%	N/A
Same home occupancy	97.9%	97.6%	98.1%	97.5%
Same home annualized turnover	18.6%	20.8%	16.2%	22.2%
Same home average quarterly rent growth - renewal	6.6%	5.0%	6.5%	4.6%
Same home average quarterly rent growth - new move-in	16.3%	20.5%	17.9%	16.5%
Same home average quarterly rent growth - blended	8.4%	9.3%	8.4%	8.0%

(1) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

Single-family rental NOI was $71.3 million for the three months ended September 30, 2022, an increase of $14.7 million or 26.0% compared to the same period in 2021. The higher NOI was primarily driven by a $17.8 million or 21.8% increase in rental revenues attributable to an 11.4% increase in the average monthly rent ($1,714 in Q3 2022 vs. $1,539 in Q3 2021) and 9.7% portfolio growth (Tricon's proportionate share of rental homes was 21,372 in Q3 2022 compared to 19,477 in Q3 2021). Other revenue also increased by $1.2 million or 30.6% as a result of incremental ancillary revenues earned on services provided to residents such as smart-home technology and renters insurance. This favorable change in revenue was partially offset by a $4.4 million or 14.9% increase in direct operating expenses as a result of incremental costs associated with a larger portfolio of homes, higher property taxes attributable to home price appreciation and increased property management costs reflecting a tighter labor market.

Single-family rental same home NOI growth was 10.2% in the third quarter of 2022, primarily reflecting revenue growth of 7.8%, as a result of a 7.9% increase in average monthly rent ($1,656 in Q3 2022 compared to $1,535 in Q3 2021), along with a 30 basis point increase in occupancy to 97.9%. This favorable growth in revenue was partially offset by a 2.9% increase in operating expenses reflecting higher property taxes and property management expenses, offset primarily by lower turnover, repairs and maintenance expenses.

Single-Family Rental Investment Activity

The Company expanded its single-family rental portfolio by acquiring 1,988 homes during the quarter, bringing its total managed portfolio to 35,262 rental homes. The homes were purchased at an average cost per home of $352,000, including up-front renovations, for a total acquisition cost of $700 million, of which Tricon's share was approximately $213 million.

Adjacent Residential Businesses Highlights

Quarterly highlights of the Company's adjacent residential businesses include:

  On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio for gross proceeds of approximately $315 million, including approximately $100 million of performance fees (half of which are payable to participants in the Company's Long-Term Incentive Plan and management co-investment plans). The Company used the net proceeds of approximately $260 million primarily to repay outstanding debt on its corporate credit facility and strengthen its balance sheet flexibility to pursue future growth opportunities in its core single-family rental business;
  In the Canadian multi-family business, The Selby continues to achieve strong leasing activity, with the property reaching record occupancy of 98.6% and blended rent growth of 23.0% (reflecting a combination of higher market rents and the removal of substantial leasing concessions prevalent during the COVID-19 pandemic), resulting in year-over-year NOI growth of 71.1%;
  Tricon's investments in U.S. residential developments generated $7.3 million of distributions to the Company in Q3 2022, including $1.3 million in performance fees;
  In Tricon's Canadian residential development portfolio, the Symington project is on track to commence construction in Q1 2023. Construction at The Ivy and Canary Landing (West Don Lands) - Block 8 continue to progress, with first occupancy anticipated by early to mid-2023. Although the portfolio experienced pressures on construction timelines and costs associated with the current inflationary environment, the Company leveraged its strong trade relationships to minimize construction delays and reduce the impact of cost increases;
  Subsequent to quarter-end, The Taylor welcomed its first residents to the 36-story, 286-unit mixed-use rental community at the heart of Toronto's entertainment district. Leasing demand has been robust, with 23% of the building already pre-leased at average rental rates of C$4.33 per square foot per month; and
  On October 27, 2022, the Company refinanced The Shops of Summerhill mortgage by entering into a new facility with a total commitment of $16.0 million (C$21.8 million) and a term to maturity of three years. The loan carries a fixed interest rate of 5.58% and is secured by The Shops of Summerhill property. The Company used the loan proceeds to pay off the existing facility and repatriated $5.1 million (C$6.8 million) of excess proceeds.

Change in Net Assets

As at September 30, 2022, Tricon's net assets grew by $145.5 million to $3.8 billion compared to $3.6 billion as at June 30, 2022. The increase was primarily driven by reported net income of $175.6 million for the quarter (including fair value gains of $107.2 million on the single-family rental properties or $72.7 million on a proportionate basis). As a result, Tricon's book value (net assets) per common share outstanding increased by 4% sequentially or 30% year-over-year to $13.74 (C$18.83) as at September 30, 2022.

Balance Sheet and Liquidity

Tricon's liquidity consists of a $500 million corporate credit facility with approximately $318 million of undrawn capacity as at September 30, 2022. The Company also had approximately $142 million of unrestricted cash on hand, resulting in total liquidity of $460 million. With the sale of Tricon's interest in the U.S. multi-family rental portfolio, liquidity increased to $717 million subsequent to quarter-end. The Company has approximately $3 billion available to invest in future opportunities when including third-party unfunded equity commitments.

As at September 30, 2022, Tricon’s pro-rata net debt (excluding exchangeable instruments) was $2.9 billion, reflecting a pro-rata net debt to assets ratio of 36.7%. For the three months ended September 30, 2022, Tricon's pro-rata net debt to Adjusted EBITDAre ratio was 8.3x.2

On October 7, 2022, SFR JV-2 entered into a new term loan facility with a total commitment of $500 million, a term to maturity of three years and two one-year extension options, subject to lender approval. The loan carries a floating interest rate of one-month Secured Overnight Financing Rate ("SOFR") plus 2.10% (subject to a SOFR cap of 4.55%) and is secured initially by a pool of 1,962 single-family rental properties. The initial loan proceeds were primarily used to pay down existing short-term SFR JV-2 debt and to fund the acquisition of rental homes.

2022 Guidance Update

As a result of the strong operating results during the third quarter, the Company updated its guidance for the Core FFO per share and same home metrics for the current fiscal year. The Company also updated its acquisitions guidance reflecting a shift in near-term capital allocation towards debt reduction, liquidity preservation and share repurchases in light of rapidly increasing debt financing costs for single-family home acquisitions, and an expectation that better investment opportunities will emerge in the future.

For the year ended December 31	Current 2022 Guidance			Previous 2022 Guidance			Update Drivers

Core FFO per share	$ 0.75	-	$ 0.77	$ 0.60	-	$ 0.64	Inclusion of net performance fee earned from U.S. multi-family sale

Same home revenue growth	8.0%	-	9.0%	8.0%	-	9.5%	Tightening of prior guidance range

Same home expense growth	4.5%	-	5.5%	7.0%	-	8.5%	Lower than expected repairs, maintenance and turnover expenses

Same home NOI growth	10.0%	-	11.0%	8.5%	-	10.0%	Driven by lower than expected expenses as noted above

Single-family rental home acquisitions	~7,300			~8,000			Slowing pace of acquisitions to preserve capital for more attractive opportunities in the future

Note: Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to the “Non-IFRS Measures” section and Section 6 of the Company's MD&A for definitions. See also the “Forward-Looking Information” section, as the figures presented above are considered to be “financial outlook” for purposes of applicable securities laws and may not be appropriate for purposes other than to understand management’s current expectations relating to the future of the Company. The reader is cautioned that this information is forward-looking and actual results may vary materially from those reported. Although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company reviews its key assumptions regularly and may change its outlook on a going-forward basis if necessary.

Quarterly Dividend

On November 8, 2022, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after January 15, 2023 to shareholders of record on December 31, 2022.

Tricon’s dividends are designated as eligible dividends for Canadian tax purposes in accordance with subsection 89(14) of the Income Tax Act (Canada), and any applicable corresponding provincial and territorial legislation. Tricon has a Dividend Reinvestment Plan (“DRIP”) which allows eligible shareholders of the Company to reinvest their cash dividends in additional common shares of the Company. Common shares issued pursuant to the DRIP in connection with the announced dividend will be issued from treasury at a 1% discount from the market price, as defined in the DRIP. Participation in the DRIP is optional and shareholders who do not participate in the plan will continue to receive cash dividends. A complete copy of the DRIP is available in the Investors section of Tricon’s website at www.triconresidential.com.

Conference Call and Webcast

Management will host a conference call at 11 a.m. ET on Wednesday, November 9, 2022 to discuss the Company’s results. Please call (888) 550-5422 or (646) 960-0676 (Conference ID #3699415). The conference call will also be accessible via webcast at www.triconresidential.com (Investors - News & Events). A replay of the call will be available from 3 pm ET on November 9, 2022 until midnight ET on December 10, 2022. To access the replay, call (800) 770-2030 or (647) 362-9199, followed by Conference ID #3699415.

This press release should be read in conjunction with the Company’s Interim Financial Statements and Management’s Discussion and Analysis (the "MD&A") for the three and nine months ended September 30, 2022, which are available on Tricon’s website at www.triconresidential.com and have been filed on SEDAR (www.sedar.com) as well as with the SEC as part of the Company’s filed Form 6-K. The financial information therein is presented in U.S. dollars.

The Company has also made available on its website supplemental information for the three and nine months ended September 30, 2022. For more information, visit www.triconresidential.com.

About Tricon Residential Inc.

Tricon Residential Inc. is an owner and operator of a growing portfolio of approximately 36,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Forward-Looking Information

This news release contains forward-looking statements pertaining to expected future events, financial and operating results, and projections of the Company, including statements related to targeted financial performance and leverage; the Company's growth plans; the pace, availability and pricing of anticipated home acquisitions: anticipated rent growth, fee income and other revenue; development plans, costs and timelines; and the impact of such factors on the Company. Such forward-looking information and statements involve risks and uncertainties and are based on management’s current expectations, intentions and assumptions in light of its understanding of relevant current market conditions, its business plans, and its prospects. If unknown risks arise, or if any of the assumptions underlying the forward-looking statements prove incorrect, actual results may differ materially from management expectations as projected in such forward-looking statements. Examples of such risks include, but are not limited to, the Company's inability to execute its growth strategies; the impact of changing economic and market conditions, increasing competition and the effect of fluctuations and cycles in the Canadian and U.S. real estate markets; changes in the attitudes, financial condition and demand of the Company's demographic markets; rising interest rates and volatility in financial markets; the potential impact of reduced supply of labor and materials on expected costs and timelines; rates of inflation and economic uncertainty; developments and changes in applicable laws and regulations; and the impact of COVID-19 on the operations, business and financial results of the Company. Accordingly, although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Certain statements included in this press release, including with respect to 2022 guidance for Core FFO per share and same home metrics, are considered to be financial outlook for purposes of applicable securities laws, and as such, the financial outlook may not be appropriate for purposes other than to understand management’s current expectations relating to the future of the Company, as disclosed in this press release. These forward-looking statements have been approved by management to be made as at the date of this press release. Although the forward-looking statements contained in this press release are based upon what management currently believes to be reasonable assumptions (including in particular the revenue growth, expense growth and portfolio growth assumptions set out herein which themselves are based on, respectively: assumed ancillary revenue growth and continuing favorable market rent growth; increased internalization of maintenance activities and improved management efficiencies accompanying portfolio growth; and the availability of homes meeting the Company’s single-family rental acquisition objectives), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

Non-IFRS Measures

The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to: proportionate metrics, net operating income ("NOI"), NOI margin, funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, Adjusted EBITDAre as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used herein are provided in Appendix A below. The definitions of the Company’s Non-IFRS measures are provided in the "Glossary and Defined Terms" section as well as Section 6 of Tricon's MD&A.

The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Appendix A - Reconciliations

RECONCILIATION OF NET INCOME TO FFO, CORE FFO AND AFFO

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Net income from continuing operations attributable to Tricon's shareholders	$177,926	$173,306	$4,620	$720,496	$346,501	$373,995

Fair value gain on rental properties	(107,166)	(362,285)	255,119	(802,573)	(728,899)	(73,674)
Fair value loss on Canadian development properties	1,314	—	1,314	440	—	440
Fair value (gain) loss on derivative financial instruments and other liabilities	(31,866)	68,747	(100,613)	(158,991)	147,394	(306,385)
Limited partners' share of FFO adjustments	37,621	66,956	(29,335)	233,504	129,778	103,726
FFO attributable to Tricon's shareholders	$77,829	$(53,276)	$131,105	$(7,124)	$(105,226)	$98,102

Core FFO from U.S. and Canadian multi-family rental	2,479	2,038	441	7,305	11,487	(4,182)
Income from equity-accounted investments in multi-family rental properties	(169)	(18)	(151)	(499)	(178)	(321)
(Income) loss from equity-accounted investments in Canadian residential developments	(3,621)	1,909	(5,530)	(3,508)	1,885	(5,393)
Performance fees from the sale of U.S. multi-family rental portfolio(1)	(99,866)	—	(99,866)	(99,866)	—	(99,866)
Deferred income tax expense	72,087	66,745	5,342	183,578	180,976	2,602
Current tax impact on sale of U.S. multi-family rental portfolio	(29,835)	—	(29,835)	(29,835)	(44,502)	14,667
Interest on convertible debentures	—	1,804	(1,804)	—	6,732	(6,732)
Interest on Due to Affiliate	4,245	4,313	(68)	12,777	12,938	(161)
Amortization of deferred financing costs, discounts and lease obligations	5,058	4,265	793	13,703	12,654	1,049
Equity-based, non-cash and non-recurring compensation(2)	7,539	2,535	5,004	46,333	10,212	36,121
Other adjustments	10,657	7,828	2,829	17,583	19,413	(1,830)
Core FFO attributable to Tricon's shareholders	$46,403	$38,143	$8,260	$140,447	$106,391	$34,056

Recurring capital expenditures(3)	(11,221)	(7,140)	(4,081)	(30,877)	(21,345)	(9,532)
AFFO attributable to Tricon's shareholders	$35,182	$31,003	$4,179	$109,570	$85,046	$24,524

(1) Performance fees for the three and nine months ended September 30, 2022 includes $99.9 million earned in respect of the sale of the Company's interest in its U.S. multi-family rental portfolio, which occurred subsequent to quarter-end. As no cash has been received during the quarter, these performance fees are not included in the FFO calculation for the three months ended September 30, 2022.

(2) Includes performance fees expense, which is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized.

(3) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditures.

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL AND SAME HOME NOI

For the periods ended September 30	Three months		Nine months
(in thousands of U.S. dollars)	2022	2021	2022	2021

Net operating income (NOI), proportionate same home portfolio	$54,611	$49,535	$160,433	$144,887
Net operating income (NOI), proportionate non-same home	16,710	7,082	41,366	17,414
Net operating income (NOI), proportionate total portfolio	71,321	56,617	201,799	162,301
Limited partners' share of NOI(1)	44,984	19,087	112,175	50,319
Net operating income from single-family rental properties per financial statements	$116,305	$75,704	$313,974	$212,620
(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.

RECONCILIATION OF PROPORTIONATE TOTAL PORTFOLIO GROWTH METRICS

For the three months ended September 30
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$105,038	$85,959	$19,079	22.2%
Total direct operating expenses	33,717	29,342	4,375	14.9%

Net operating income (NOI)(1)	$71,321	$56,617	$14,704	26.0%
Net operating income (NOI) margin(1)	67.9%	65.9%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.
For the nine months ended September 30
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$299,449	$245,794	$53,655	21.8%
Total direct operating expenses	97,650	83,493	14,157	17.0%

Net operating income (NOI)(1)	$201,799	$162,301	$39,498	24.3%
Net operating income (NOI) margin(1)	67.4%	66.0%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.

RECONCILIATION OF PROPORTIONATE SAME HOME GROWTH METRICS

For the three months ended September 30
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$79,667	$73,878	$5,789	7.8%
Total direct operating expenses	25,056	24,343	713	2.9%

Net operating income (NOI)(1)	$54,611	$49,535	$5,076	10.2%
Net operating income (NOI) margin(1)	68.5%	67.0%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.
For the nine months ended September 30
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$235,177	$216,071	$19,106	8.8%
Total direct operating expenses	74,744	71,184	3,560	5.0%

Net operating income (NOI)(1)	$160,433	$144,887	$15,546	10.7%
Net operating income (NOI) margin(1)	68.2%	67.1%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.

RECONCILIATION OF U.S. MULTI-FAMILY RENTAL NOI

For the periods ended September 30	Three months		Nine months
(in thousands of U.S. dollars)	2022	2021	2022	2021

Net operating income (NOI), proportionate portfolio	$4,159	$3,634	$12,010	$10,350
Net operating income (NOI), IFRS reconciliation(1)	—	—	—	12,979
Interest expense	(1,558)	(1,388)	(4,356)	(10,607)
Other expenses	(324)	(464)	(967)	(2,755)
Fair value gain on multi-family rental properties, proportionate portfolio	—	25,757	31,202	38,430
Loss on sale(2)	$—	$—	—	(84,427)
Total income (loss) before income taxes from discontinued operations	$2,277	$27,539	$37,889	$(36,030)

(1) The total NOI from discontinued operations includes 100% of Tricon's NOI before the syndication of the U.S. multi-family rental portfolio on March 31, 2021. Of the total balance, only 20% is presented in the comparative NOI in Section 4.2.1 of the Company's MD&A to assist the reader with comparability.

(2) On March 31, 2021, the Company sold an 80% interest in its subsidiary, Tricon US Multi-Family REIT LLC, to two institutional investors. This resulted in a loss on sale of $84.4 million primarily attributable to the derecognition of goodwill associated with the portfolio.

PROPORTIONATE BALANCE SHEET

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise specified)	Rental portfolio	Development portfolio	Corporate assets and liabilities	Tricon proportionate results	IFRS reconciliation	Consolidated results/Total
	A	B	C	D = A+B+C	E	D+E

Assets
Rental properties	$6,705,605	$—	$—	$6,705,605	$4,398,365	$11,103,970
Equity-accounted investments in multi-family rental properties	19,655	—	—	19,655	—	19,655
Equity-accounted investments in Canadian residential developments	—	95,967	—	95,967	—	95,967
Canadian development properties	—	130,978	—	130,978	—	130,978
Investments in U.S. residential developments	—	134,406	—	134,406	—	134,406
Restricted cash	108,016	240	1,216	109,472	84,585	194,057
Goodwill, intangible and other assets	2,885	—	130,493	133,378	4,703	138,081
Deferred income tax assets	—	—	78,847	78,847	—	78,847
Cash	48,118	715	16,595	65,428	76,491	141,919
Other working capital items(1)	11,045	1,797	126,576	139,418	16,260	155,678
Assets held for sale	212,788	—	—	212,788	—	212,788
Total assets	$7,108,112	$364,103	$353,727	$7,825,942	$4,580,404	$12,406,346

Liabilities
Debt	2,608,568	11,207	193,658	2,813,433	2,840,267	5,653,700
Due to Affiliate	—	—	255,498	255,498	—	255,498
Other liabilities(2)	166,073	4,114	238,183	408,370	1,740,137	2,148,507
Deferred income tax liabilities	—	—	589,592	589,592	—	589,592
Total liabilities	$2,774,641	$15,321	$1,276,931	$4,066,893	$4,580,404	$8,647,297

Non-controlling interest	—	—	5,230	5,230	—	5,230

Net assets attributable to Tricon's shareholders	$4,333,471	$348,782	$(928,434)	$3,753,819	$—	$3,753,819

Net assets per share(3)	$15.86	$1.28	$(3.40)	$13.74
Net assets per share (CAD)(3)	$21.74	$1.75	$(4.66)	$18.83

(1) Other working capital items include amounts receivable and prepaid expenses and deposits.

(2) Other liabilities include long-term incentive plan, performance fees liability, derivative financial instruments, other liabilities, limited partners' interests, dividends payable, resident security deposits and amounts payable and accrued liabilities.

(3) As at September 30, 2022, common shares outstanding were 273,155,710 and the USD/CAD exchange rate was 1.3707.

TOTAL AUM

	September 30, 2022		December 31, 2021
(in thousands of U.S. dollars)	Balance	% of total AUM	Balance	% of total AUM

Third-party AUM	$9,387,496	53.3%	$6,816,668	49.6%
Principal AUM	8,213,965	46.7%	6,919,664	50.4%
Total AUM	$17,601,461	100.0%	$13,736,332	100.0%

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDAre

(in thousands of U.S. dollars)	Total proportionate results	IFRS reconciliation	Consolidated results/Total

For the three months ended September 30, 2022
Net income attributable to Tricon's shareholders from continuing operations	$177,926	$—	$177,926
Interest expense	30,869	29,225	60,094
Current income tax recovery	(29,860)	—	(29,860)
Deferred income tax expense	72,087	—	72,087
Amortization and depreciation expense	3,853	—	3,853
Fair value gain on rental properties	(72,720)	(34,446)	(107,166)
Fair value loss on Canadian development properties	1,314	—	1,314
Fair value gain on derivative financial instruments and other liabilities	(28,691)	(3,175)	(31,866)
Look-through EBITDAre adjustments from non-consolidated affiliates	156	—	156
EBITDAre, consolidated	$154,934	$(8,396)	$146,538

Equity-based, non-cash and non-recurring compensation	7,539	—	7,539
Other adjustments(1)	(90,766)	83	(90,683)
Limited partners' share of EBITDAre adjustments	—	8,313	8,313
Non-controlling interest's share of EBITDAre adjustments	(196)	—	(196)
Adjusted EBITDAre	$71,511	$—	$71,511

Adjusted EBITDAre (annualized)			$286,044
(1) Includes the following adjustments:
(in thousands of U.S. dollars)	Proportionate	IFRS reconciliation	Consolidated

Transaction costs	$3,575	$83	$3,658
Realized and unrealized foreign exchange gain	(623)	—	(623)
Loss on debt extinguishment	6,816	—	6,816
Look-through other adjustments from non-consolidated affiliates	8	—	8
Lease payments on right-of-use assets	(676)	—	(676)
Performance fees to be earned on the sale of the U.S. multi-family rental portfolio	(99,866)	—	(99,866)
Total other adjustments	$(90,766)	$83	$(90,683)

PRO-RATA ASSETS

Tricon's pro-rata assets include its share of total assets of non-consolidated entities on a look-through basis, which are shown as equity-accounted investments on its proportionate balance sheet.

(in thousands of U.S. dollars)	September 30, 2022

Pro-rata assets of consolidated entities(1)	$7,497,532

U.S. multi-family rental properties	377,160
Canadian multi-family rental properties	37,694
Canadian residential developments(2)	223,804
Pro-rata assets of non-consolidated entities	638,658

Pro-rata assets, total	$8,136,190
Pro-rata assets (net of cash), total(3)	$7,948,666

(1) Includes proportionate total assets presented in the proportionate balance sheet table above excluding equity-accounted investments in multi-family rental properties and equity-accounted investments in Canadian residential developments.

(2) Excludes right-of-use assets under ground leases of $34,537.

(3) Reflects proportionate cash and restricted cash of $174,900 as well as pro-rata cash and restricted cash of non-consolidated entities of $12,624.

PRO-RATA NET DEBT TO ASSETS

(in thousands of U.S. dollars, except percentages)	September 30, 2022

Pro-rata debt of consolidated entities	$2,813,433

U.S. multi-family rental properties	159,426
Canadian multi-family rental properties	17,165
Canadian residential developments(2)	112,566
Pro-rata debt of non-consolidated entities	289,157

Pro-rata debt, total	$3,102,590
Pro-rata net debt, total(1)	$2,915,066

Pro-rata net debt to assets	36.7%

(1) Reflects proportionate cash and restricted cash of $174,900 as well as pro-rata cash and restricted cash of non-consolidated entities of $12,624.

(2) Excludes lease obligations under ground leases of $34,537

RECONCILIATION OF PRO-RATA DEBT AND ASSETS OF NON-CONSOLIDATED ENTITIES TO CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars)	September 30, 2022

Assets held for sale
Tricon's pro-rata share of assets	$377,160
Tricon's pro-rata share of debt	(159,426)
Tricon's pro-rata share of working capital and other	(4,946)
Assets held for sale	212,788

Equity-accounted investments in Canadian multi-family rental properties
Tricon's pro-rata share of assets	$37,694
Tricon's pro-rata share of debt	(17,165)
Tricon's pro-rata share of working capital and other	(874)
Equity-accounted investments in Canadian multi-family rental properties	19,655

Equity-accounted investments in multi-family rental properties	$232,443

Equity-accounted investments in Canadian residential developments
Tricon's pro-rata share of assets(1)	$223,804
Tricon's pro-rata share of debt(1)	(112,566)
Tricon's pro-rata share of working capital and other	(15,271)
Equity-accounted investments in Canadian residential developments	$95,967
(1) Excludes right-of-use assets and lease obligations under ground leases of $34,537.

PRO-RATA NET DEBT TO ADJUSTED EBITDAre

(in thousands of U.S. dollars)	September 30, 2022

Pro-rata debt of consolidated entities, excluding facilities related to non-income generating assets(1)	$2,329,400

U.S. multi-family rental properties debt	159,426
Canadian multi-family rental properties debt	17,165
Pro-rata debt of non-consolidated entities (stabilized properties)	176,591

Pro-rata debt (stabilized properties), total	$2,505,991
Pro-rata net debt (stabilized properties), total(2)	$2,376,561

Adjusted EBITDAre (annualized)(3)	$286,044
Pro-rata net debt to Adjusted EBITDAre (annualized)	8.3x

(1) Excludes $11,207 of development debt directly related to the consolidated Canadian development portfolio and $472,826 of subscription and warehouse facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre.

(2) Reflects proportionate cash and restricted cash (excluding cash held at development entities and excess cash held at single-family rental joint venture entities) of $123,641 as well as pro-rata cash and restricted cash of non-consolidated entities for stabilized properties of $5,789.

(3) Adjusted EBITDAre is a non-IFRS measure. Refer to the "Glossary and Defined Terms" section for definition and the Reconciliation of net income to Adjusted EBITDAre table above.

Glossary and Defined Terms

The non-IFRS financial measures, non-IFRS ratios, and KPI supplementary financial measures discussed throughout this press release for each of the Company’s business segments are calculated based on Tricon's proportionate share of each portfolio or business and are defined and discussed below and in Section 6 of the MD&A, which definitions and discussion are incorporated herein by reference. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See Appendix A for a reconciliation to IFRS financial measures where applicable.

Adjusted EBITDAre is a metric that management believes to be helpful in evaluating the Company’s operating performance across and within the real estate industry. Further, management considers it to be a more accurate reflection of the Company’s leverage ratio, especially as it adjusts for and negates non-recurring and non-cash items. The Company’s definition of EBITDAre reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts (“NAREIT”). In addition to the adjustments prescribed by NAREIT, Tricon excludes fair value gains that arise as a result of reporting under IFRS.

EBITDAre represents net income from continuing operations, excluding the impact of interest expense, income tax expense, amortization and depreciation expense, fair value changes on rental properties, fair value changes on derivative financial instruments and adjustments to reflect the entity’s share of EBITDAre of unconsolidated entities. Adjusted EBITDAre is a normalized figure and is defined as EBITDAre before stock-based compensation, unrealized and realized foreign exchange gains and losses, transaction costs and other non-recurring items, and reflects only Tricon’s share of results from consolidated entities (by removing non-controlling interests’ and limited partners’ share of reconciling items).

The Company also discloses its Net Debt to Adjusted EBITDAre ratio to assist investors in accounting for the Company’s unconsolidated joint ventures and equity-accounted investments, in both debt and Adjusted EBITDAre, by calculating pro-rata leverage on a look-through basis (excluding debt directly related to the Canadian development portfolio as well as warehouse and subscription facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre).

Cost to maintain is defined as the annualized repairs and maintenance expense, turnover expense net of applicable resident recoveries and recurring capital expenditures per home in service. The metric provides insight into the costs needed to maintain a property's current condition and is indicative of a portfolio's operational efficiency.

Pro-rata net assets represents the Company's proportionate share of total consolidated assets as well as assets of non-consolidated entities on a look-through basis (which are shown as equity-accounted investments on its proportionate balance sheet), less its cash and restricted cash.

Pro-rata net debt represents the Company's total current and long-term debt per its consolidated financial statements, less its cash and restricted cash (excluding debt directly related to the Canadian development portfolio as well as warehouse and subscription facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre).

____________________

[1] Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

[2] Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

Contacts

Wissam Francis
EVP & Chief Financial Officer

Wojtek Nowak
Managing Director, Capital Markets

Email: investorsupport@triconresidential.com